                                                 TSX-V: MAD                                OTCBB: MRDDF                        FSE: MRG

Suite 1500 - 701 West Georgia St, Vancouver, BC. V7Y 1C6

Tel: (604) 689-4580    Toll Free: 1-877-689-4580

www.mirandagold.com

MIRANDA GOLD REPORTS DRILL RESULTS

FROM COAL CANYON PROJECT

Vancouver, BC, Canada – August 4, 2010 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) announces drill results from a four hole, 5,250 ft (1,600 m) reverse-circulation drill program at Coal Canyon, a sediment-hosted gold project in Eureka County, Nevada.

All four drill holes intersected hydrothermally altered intervals within carbonate rocks of the Roberts Mountains and Hanson Creek Formations.  Altered lamprophyre and basalt dikes were also intersected.  Although significant gold mineralization (>0.010 oz Au/t; >0.343 g Au/t) was not intersected, Miranda geologists recognize untested geologic and geochemical drill targets to the west and east of MCC-4.

The drilling, conducted by Miranda’s exploration funding partner at Coal Canyon, Queensgate Resources Inc. (“Queensgate”), attempted to expand upon results in MCC-4, a 2008 drill hole that intersected 10 ft of 0.011 oz Au/t gold from 980 to 990 ft (3.0 m of 0.392 g Au/t from 298.8 to 301.8 m) within a sooty pyrite / silica-cemented breccia zone.  This mineralization occurred within a larger, lower-grade gold zone that returned 230 ft of 0.004 oz Au/t from 970 to 1,200 ft (70.1 m of 0.140 g Au/t from 295.7 to 365.8 m).

Queensgate has informed Miranda that they will terminate the exploration funding agreement at Coal Canyon, BPV and CONO. Miranda will drop the BPV and CONO projects while a new exploration funding partner will be sought for Coal Canyon.

All drill samples were collected with a reverse circulation drill using 10 ft (3.05 m) sample intervals.  Samples were assayed by SGS Minerals Services in Toronto, Ontario.  Gold results were determined using standard fire assay techniques on 30-gr pulps.  Queensgate QC/QA included the insertion of standards and blanks on a regular basis, and the collection of duplicate samples.

Project details

Coal Canyon consists of 64 unpatented lode claims ten miles (16 km) south of Barrick's +12 million ounce Cortez Hills gold deposit.  The project covers a large percentage of the Windmill window, a geologic feature exposing favorable lower-plate carbonate rocks. Rocks exposed in the Windmill window are analogous to carbonate rocks that host the Cortez Hills and Pipeline gold deposits.

For more information on Coal Canyon visit http://www.mirandagold.com/s/CoalCanyon.asp.

The data disclosed in this press release have been reviewed and verified by Company Geologist and Nevada Projects Manager Steven Koehler, CPG, BSc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Piedmont Mining Company Inc., Montezuma Mines Inc., NuLegacy Corporation, Red Eagle Mining Corporation, Ramelius Resources Ltd., and SIN Holdings Ltd.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.